UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 25, 2004

Umpqua Holdings Corporation
(Exact Name of Registrant as Specified in Its Charter)

Oregon	**000-25597**	**93-1261319**
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

200 SW Market Street, Suite 1900
Portland, Oregon 97201
(address of Principal Executive Offices)(Zip Code)

(503) 546-2491
(Registrant's Telephone Number, Including Area Code)

(Former name or former address, if changed since last report)

Item 7. Financial Statements and Exhibits

(a) Financial statements of business acquired.

Not applicable.

(b) Pro Forma Financial Information

Not applicable.

(c) Exhibits.

The following exhibits are being filed herewith and this list shall constitute the exhibit index:

Exhibit

(99) Investor Presentation

Item 9. Regulation FD Disclosure

On May 25 and 26, 2004, Raymond P. Davis, President and Chief Executive Officer, and Daniel A. Sullivan, Executive Vice President and Chief Financial Officer, will make the presentation attached as Exhibit 99 at investor conferences. All of the information in the presentation, appearing in Exhibit 99, is not filed but is furnished pursuant to Regulation FD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

UMPQUA HOLDINGS CORPORATION
(Registrant)

Dated: May 24, 2004 By: ____________________________
Kenneth E. Roberts
Assistant Secretary

EXHIBIT 99

UMPQUA HOLDINGS

CORPORATION

Parent Company for:

UMPQUA BANK

STRAND ATKINSON WILLIAMS & YORK

Safe Harbor Statement

During the course of this presentation, we may make forward-looking statements regarding future events or the future financial performance of the Company. We wish to caution you that such forward-looking statements are just predictions subject to certain risks and uncertainties that could cause actual events or results to materially differ, either better or worse, from those projected. A discussion of risk factors that may affect the actual outcomes relating to such forward-looking statements and the Company's results of operations in general is included in the Company's Annual Report on Form 10-K and other filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

UMPQUA HOLDINGS CORPORATION

UMPQUA B·A·N·K

Humboldt Bancorp

Value Proposition

- Difficulty of Differentiation
- What is “Retail”
- Our Focus -
  - Unique Delivery System
  - “Return-on-Quality”
  - Culture, Culture, Culture

UMPQUA
B·A·N·K

Growth Strategy

- Vertical and Horizontal Growth
- Increase Market Share in Existing Markets
- De Novo Expansion Into New Markets
- Pursue Acquisition Opportunities

Growth History
Total Assets
($ Millions)



$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
Entered Eugene
Entered Portland
SAWY Purchase 11/99
Entered Salem
AHM Purchase 8/00
VRB Purchase 12/00
LBB & IFN Purchase 12/01
CEBC Purchase 11/02
1994 1995 1996 1997 1998 1999
1Q 2000 2Q 2000 3Q 2000 4Q 2000
1Q 2001 2Q 2001 3Q 2001 4Q 2001
1Q 2002 2Q 2002 3Q 2002 4Q 2002
1Q 2003 2Q 2003 3Q 2003 4Q 2003
Q1 2004

Historical Total Assets before restatements for poolings.

UMPQUA
B·A·N·K

Today Umpqua Bank is the largest community bank headquartered in Oregon, with $3.0 billion in assets and 64 stores throughout the state...


Astoria
Longview
WASHINGTON
Portland
Vancouver
Beaverton
Milwaukie
Tualatin
Oregon City
101
Salem
OREGON
Newport
Corvallis
Albany
Waldport
Lebanon
Sweet Home
5
Bend
Springfield
Eugene
Reedsport
Cottage Grove
North Bend
Coos Bay
Sutherlin
Coquille
Winston
Roseburg
Myrtle Pt.
Myrtle Creek
Bandon
Glendale
Canyonville
Merlin
Grants Pass
Rogue River
Medford
Central Pt.
Phoenix
Brookings/
Harbor
Talent
Ashland
CALIFORNIA
2004
64 Stores
Total Assets
$3.0 Billion
Market Capitalization
$560 Million

UMPQUA
B · A · N · K

The Future

- Perpetuate the “Never Ending Story”
- Take Advantage of Unique Opportunities
  - “Break-Out” Bank Strategy
  - Build an Institution of Significance
  - Our Market
- Create Shareholder Value

UMPQUA B·A·N·K

Creating Shareholder Value

Earnings Per Share Growth

(Fully Diluted / Before Merger Costs)



$0.35
$0.30
$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

UMPQUA
B·A·N·K

Umpqua Holdings Financial Highlights

UMPQUA BANK

Revenue Per Share



$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
$3.03
$3.67
$4.23
$4.99
$5.36
1999
2000
2001
2002
2003

UMPQUA B·A·N·K

Operating Efficiency Ratio - Bank



59%
58%
57%
56%
55%
54%
53%
55.60%
55.02%
58.25%
55.60%
56.30%
1999
2000
2001
2002
2003

UMPQUA BANK

High Quality Loan Portfolio

($ Millions)	2002	2003	Q1 2004
Allowance/ Total Loans	1.39%	1.27%	1.27%
Total $ In Allowance	$24.7	$25.4	$26.3
Net Charge-Offs	0.20%	0.21%	0.03%
NPL to Total Loans	0.49%	0.57%	0.57%

UMPQUA B·A·N·K

Net Interest Margin
Quarterly



8.25%
8.00%
7.75%
7.50%
7.25%
7.00%
6.75%
6.50%
6.25%
6.00%
5.75%
5.50%
5.25%
5.00%
4.75%
4.50%
4.25%
4.00%
5.06%
5.07%
5.03%
5.32%
5.66%
5.63%
5.27%
5.23%
5.27%
4.90%
4.98%
4.91%
4.80%
5.06%
5.07%
5.03%
5.32%
5.66%
5.63%
5.27%
5.10%
5.10%
4.74%
4.82%
4.77%
4.63%
Mar-01
Jun-01
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Consolidated
Bank
Prime Rate

UMPQUA
B·A·N·K

Asset Sensitive

- Umpqua is “asset sensitive”
- Assets repricing with prime change

Within 30 days	$650 Million
Within 1 year	$1.1 Billion

- Prime increase of 50 basis points leads to interest income increase of $3.3 million over 12 months
- Net interest income impact $1.7 million over 12 months

UMPQUA
B·A·N·K

Non Interest Income
(000's)



Other
Brokerage
Mortgage Banking
$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$2,488
$830
$2,262
$6,458
$5,106
$8,309
$9,073
$9,163
$11,473
$9,711
$17,859
1999
2000
2001
2002
2003

UMPQUA BANK

Operating Income *

Annual ($000)



$40,000
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$11,776
$12,690
$13,387
$23,689
$35,451
1999
2000
2001
2002
2003

* Excludes merger related costs, net of tax

Loan and Deposit Growth (000's)



$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
Deposits
Loans
1999
2000
2001
2002
2003
Q1 2004

Note: End of period balances

UMPQUA B·A·N·K

Trust Preferred Securities Limit Proposed by FRB

- Not a limit for pro-forma company
- TRUP as % of Tier 1 capital pro-forma basis

12/31/03	49%
12/31/07	25%

- Pro-forma (with HBEK included) shows following risk based capital ratios

	Pro-forma 12/31/03	Pro-forma 12/31/07	Well Capitalized Minimum
Tier 1 Leverage	7.6%	9.2%	5%
Tier 1 Risk Based	8.7%	10.4%	6%
Total Risk Based	11.9%	11.5%	10%

UMPQUA
B·A·N·K

CREATING THE "BREAK OUT" BANK

Umpqua Holdings Corporation
And
Humboldt Bancorp

UMPQUA HOLDINGS
CORPORATION

Humboldt
Bancorp

UMPQUA BANK

Humboldt Bancorp

UMPQUA – HUMBOLDT

- Combined assets over $4.6 Billion
- Market Cap at $900 Million at announcement
- Accretive to earnings per share in 2005
- 28 Counties in Oregon, Washington & California
- 91 Stores
- Serving 395,000 customers

UMPQUA
B·A·N·K

Humboldt
Bancorp

STRATEGIC RATIONALE

- Building the “Break Out Bank”
- All major markets from Sacramento to Vancouver
- Humboldt in contiguous markets
- Leverage Umpqua’s marketing programs in California

UMPQUA BANK

Humboldt Bancorp

STRATEGIC RATIONALE

- Significant growth potential in Northern California
- Community Bank Culture
- Complimentary Senior Management teams
- Instant critical mass in Northern California

UMPQUA B·A·N·K

Humboldt Bancorp

INTEGRATION

- Consolidating all Humboldt/Feather River/Tehama/ Capital Valley stores under Umpqua brand



Humboldt Bank
Capitol Valley Bank
A Division of Humboldt Bank
Feather River State Bank
Tehama Bank
A Division of Humboldt Bank
UMPQUA
B·A·N·K

UMPQUA BANK

Humboldt Bancorp

INTEGRATION

- Low integration risk:
  - Same data processing platforms
  - Experienced management teams
  - Humboldt has strong IT infrastructure
- No store/branch overlap

UMPQUA BANK

SUMMARY OF STORES

Humboldt Bancorp



OREGON
Vancouver
Portland
Beaverton
Tualatin
Milwaukie
Oregon City
101
Salem
Newport
Albany
Corvallis
Tangent
Waldport
Lebanon
Sweet Home
5
Springfield
Eugene
Bend
Reedsport
Lakeside
Cottage Grove
North Bend
Coos Bay
Sutherlin
Winston
Roseburg
Coquille
Myrtle Pt.
Myrtle Creek
Bandon
Glendale
Canyonville
Merlin
Grants Pass
Rogue River
Medford
Central Pt.
Phoenix
Talent
Brookings/ Harbor
Ashland
5
Willow Creek
McKinleyville
Weaverville
Arcata
Eureka Main
Eureka Henderson Center
Redding
Fortuna
Red Bluff
Garberville
Los Molinos
Orland
Chico
Willows
Ukiah
Yuba City
Colusa
101
80
Arbuckle
Wheatland
Lincoln
Woodland
Roseville
Napa
Sacramento
San Francisco
99

UMPQUA B·A·N·K

Humboldt Bancorp

THE CALIFORNIA MARKET
(Data as of June 2003, per FDIC)

	Total Market		Umpqua (New)		Market Share	
	Deposits	Branches	Deposits	Branches	%	Position
PLACER	3,810,163	86	96,091	4	2.5%	13
BUTTE	2,415,354	45	49,414	1	2.1%	9
NAPA	2,185,268	40	13,548	1	0.6%	15
SHASTA	1,855,429	41	31,616	1	1.7%	10
YOLO	1,771,543	29	26,051	1	1.5%	11
HUMBOLDT	1,313,330	29	486,046	8	37.0%	1
MENDOCINO	1,217,151	23	36,004	1	3.0%	8
SUTTER	877,048	15	145,811	3	16.6%	3
TEHAMA	475,885	10	108,142	2	22.7%	2
YUBA	348,570	8	69,110	2	19.8%	3
GLENN	239,392	8	48,804	2	20.4%	3
COLUSA	208,692	7	50,696	2	24.3%	3
TRINITY	79,969	4	17,623	1	22.0%	2

- Excellent Footprint, strong in-fill opportunities
- Top 3 in seven markets

UMPQUA B·A·N·K

Humboldt Bancorp

THE OREGON MARKET

(Data as of June 2003, per FDIC)

	Total Market		Umpqua		Market Share	
	Deposits	Branches	Deposits	Branches	%	Position
Multnomah	11,354,971	173	173,828	10	1.53%	9
Washington	3,762,062	105	93,861	2	2.49%	8
Clackamas	2,912,797	88	20,135	2	0.69%	13
Lane	2,904,574	87	625,534	9	21.54%	1
Marion	2,829,086	82	92,462	3	3.27%	9
Jackson	2,118,466	67	225,790	8	10.66%	3
Josephine	964,873	27	154,386	5	16.00%	2
Douglas	941,405	33	409,615	10	43.51%	1
Linn	797,385	29	87,276	4	11.84%	5
Coos	640,025	20	207,728	5	32.46%	1
Benton	617,706	14	50,092	1	8.11%	6
Lincoln	579,191	23	50,647	2	8.74%	6
Curry	270,817	8	41,952	1	15.49%	3

- Excellent Footprint, strong in-fill opportunities
- Top 3 in six markets

UMPQUA BANK

Humboldt Bancorp

TRANSACTION SUMMARY

Price per Share [1]	$21.42
Aggregate Transaction Value [1]	$340 Million
Consideration	100% Stock
Structure	Tax-Free Exchange of Stock
Board Representation	8 Umpqua 4 Humboldt 1 CEO
Anticipated Closing	Third Quarter 2004

(1) Assumes exchange ratio of 1.00 using Umpqua's closing price of $21.42 on March 12, 2004 and the Treasury Stock method of accounting for stock options.

UMPQUA BANK

Humboldt Bancorp

TRANSACTION MULTIPLES

	At Announcement
Price Per Share [1]	$21.42
Premium to Market [2]	19%
Price/2004 Est. Net Income	20.4x
Price/Book Value (2/28/04)	2.2x
Price Tangible Book Value (2/28/04)	3.8.x
Core Deposit Premium (2/28/04)	26.2%

(1) Based on Umpqua closing price of $21.42 at March 12, 2004

(2) Based on Humboldt closing price of $18.00 at March 12, 2004

UMPQUA BANK

Humboldt Bancorp

Purchase Price Rationale

- Tangible Book for Tangible Book deal
- Balance Sheet Contribution in line with price
- Proforma 2004 Humboldt ROTC estimated at 18.6%
- Humboldt high efficiency ratio
- Opportunity to accelerate California growth and profitability

UMPQUA BANK

Humboldt Bancorp

Pro Forma Financials

- Pro Forma Operating Earnings Expected to be 3% accretive in 2005
- Operating Earnings Growth in Oregon and California expected to be 10-15% per year
- Synergies expected to be 23% of Humboldt Bancorp projected expenses in 2005
- Closing date early in the third quarter of 2004
- Synergies begin in third quarter of 2004 and are fully realized in second quarter of 2005

Growth History
Total Assets
($ Millions)



$5,000
$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
1994
1995
1996
1997
1998
1999
1Q 2000
2Q 2000
3Q 2000
4Q 2000
1Q 2001
2Q 2001
3Q 2001
4Q 2001
1Q 2002
2Q 2002
3Q 2002
4Q 2002
1Q 2003
2Q 2003
3Q 2003
4Q 2003
Q1 2004
Entered Eugene
Entered Portland
SAWY Purchase 11/99
Entered Salem
VRB Purchase 12/00
AHM Purchase 8/00
LBB & IFN Purchase 12/01
CEBC Purchase 11/02
HBEK Proforma

Historical Total Assets before restatements for poolings.

UMPQUA
B·A·N·K

Humboldt
Bancorp

UNIQUE OPPORTUNITY

- Proven integrator of strategic acquisitions with record of organic growth
- Strong culture, brand and operating strategy
- All major markets from Sacramento to Portland framework for significant California growth
- Strong proforma financials
- Complimentary strengths to fuel future growth

UMPQUA HOLDINGS

CORPORATION

Parent Company for:

UMPQUA BANK

STRAND ATKINSON WILLIAMS & YORK